SECUR 11016254 SION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-51555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOVERNMENT CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 MIRON

(No. and Street)

SOUTHLAKE	TEXAS	76092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRY DEBO (817) 421-5400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. NEAL, P.C.

(Name – *if individual, state last, first, middle name*)

3208 N O CONNOR RD	IRVING	TEXAS	75062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D'ANNE BOWDEN CARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOVERNMENT CAPITAL SECURITIES CORPORATION, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐* (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐* (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐* (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐* (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Exempt, not applicable or none

GOVERNMENT CAPITAL SECURITIES CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2010 and 2009

CONTENTS

R.C. Neal, P.C.
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Government Capital Securities Corporation

We have audited the accompanying balance sheets of Government Capital Securities Corporation as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Capital Securities Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas
February 17, 2011

3208 N. O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757

GOVERNMENT CAPITAL SECURITIES CORPORATION
BALANCE SHEETS
DECEMBER 31, 2010 and 2009

		2010		2009
ASSETS				
CASH AND CASH EVIVALENTS	$	22,358	$	52,606
ACCOUNTS RECEIVABLE		118,000		-
PREPAID EXPENSES		6,721		5,771
TOTAL CURRENT ASSETS		147,079		58,377
TOTAL ASSETS	$	147,079	$	58,377
LIABILITIES AND STOCKHOLDERS' EQUITY				
ACCRUED EXPENSES	$	63,707	$	8,000
ACCRUED TAXES		200		200
TOTAL CURRENT LIABILITIES		63,907		8,200
STOCKHOLDERS' EQUITY				
Common stock, $.01 par value, 1,000 shares authorized, 1,000 shares issued and outstanding		10		10
Additional paid-in capital		19,990		19,990
Retained earnings		63,172		30,177
TOTAL STOCKHOLDERS' EQUITY		83,172		50,177
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	147,079	$	58,377

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

	2010	2009
REVENUES		
Brokerage commissions	$ 1,923,262	$ 469,331
Interest income	-	107
	1,923,262	469,438
EXPENSES		
Legal and professional fees	382,732	101,791
Salaries, commissions and related taxes	694,364	183,432
Other direct costs	523,145	21,366
General and administrative	98,989	61,094
	1,699,230	367,683
INCOME BEFORE INCOME TAXES	224,032	101,755
INCOME TAXES	41	35
NET INCOME	$ 223,991	$ 101,720

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2008	1,000	$ 10	$ 19,990	$ (5,543)	$ 14,457
Net Income	-	-	-	101,720	101,720
Distributions to Stockholders	-	-	-	(66,000)	(66,000)
Balance at December 31, 2009	1,000	10	19,990	30,177	50,177
Net Income	-	-	-	223,991	223,991
Distributions to Stockholders	-	-	-	(190,996)	(190,996)
Balance at December 31, 2010	1,000	$ 10	$ 19,990	$ 63,172	$ 83,172

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 223,991	$ 101,720
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease (increase) in:		
Prepaid expenses	(950)	(5,048)
Accounts receivable	(118,000)	-
Net increase (decrease) in:		
Accrued expenses	55,707	(1,000)
Net cash provided by operating activities	160,748	95,672
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturity of certificate of deposit	-	5,000
Net cash provided by investing activites	-	5,000
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(190,996)	(66,000)
Net cash used for financing activites	(190,996)	(66,000)
NET INCREASE (DECREASE) IN CASH	(30,248)	34,672
CASH AT BEGINNING OF PERIOD	52,606	17,934
CASH AT END OF PERIOD	$ 22,358	$ 52,606
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 41	$ 35

The accompanying notes are an intergral part of the financial statements.

GOVERNMENT CAPITAL SECURITIES CORPORATION
INDEX TO
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Government Capital Securities Corporation (Company) was incorporated on January 25, 1999, and became registered with the United States Securities and Exchange Commission as a broker-dealer in February 1999. The Company was established to broker revenue bond offerings primarily in the state of Texas but is also registered to conduct business in other states.

Cash equivalents – The Company considers time deposits with original maturities of three months or less to be components of cash.

Revenue recognition – The Company receives commissions in connection with the offering of revenue bond offerings and financial advisory fees. Commissions and financial advisory fees are earned only after the bond offerings and the advisory services are completed.

Management estimates - In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions which could affect the reported amounts of assets, liabilities, revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income Taxes – During 2005, the Company filed an election with the United States Internal Revenue Service ("IRS") to be treated as an S Corporation for federal income tax reporting purposes. The election was accepted by the IRS effective January 1, 2003 and accordingly, the Company is not subject to federal income taxes subsequent to the effective date.

Reclassifications – Certain amounts in the 2009 financial statements have been reclassified to conform to the 2010 presentation.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1) which requires maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The Company had net capital of $14,158 and $44,406 at December 31, 2010 and 2009 respectively, which exceeds the $5,000 minimum required. The Company's capital exceeds the minimum required levels for each of the states in which it operates.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares office facilities with an affiliate. Effective December 1, 2003, the Company entered into an Operating Agreement with the affiliate whereby the Company is charged a monthly management fee, which is intended to cover various administrative and overhead costs. The management fee is determined on a reasonable and consistent basis that attempts to equate the proportional cost to the proportional benefit derived by the Company. The monthly management fee is payable upon specific request by the affiliate and is subject to adjustment at least annually. Additionally, the Company may pay additional fees to the affiliate in recognition of the affiliate's efforts to assist the Company in closing certain bond offerings for its customers. Total fees paid by the Company were $377,600 and $47,500 for 2010 and 2009, respectively.

NOTE 4 – INCOME TAXES

Income tax expense was computed as follows:

	2010	2009
State franchise taxes	$ 41	$ 35
Total taxes	$ 41	$ 35

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2010, the date that the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

GOVERNMENT CAPITAL SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

NET CAPITAL		
Total stockholders' equity	$	83,172
Less non-allowable assets:		
Accounts receivable		(62,293)
Prepaid expenses		(6,721)
TOTAL NET CAPITAL		14,158
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required under Rule 15c3-1		5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIRED	$	9,158
AGGREGATE INDEBTEDNESS	$	63,907
PERCENTAGE OF AGGREGATED INDEBTEDNESS TO NET CAPITAL	$	451.38

GOVERNMENT CAPITAL SECURITIES CORPORTATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT
TO
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2010

The respondent is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that rule.

GOVERNMENT CAPITAL SECURITIES CORPORATION
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2010

NET CAPITAL PER FOURTH QUARTER FORM X-17A-5	$	14,158
DIFFERENCES		-
NET CAPITAL PER FINANCIAL STATEMENTS	$	14,158

R.C. Neal, P.C.

CERTIFIED PUBLIC ACCOUNTANT

To Management and the Board of Directors of Government Capital Securities Corporation,

In planning and performing our audit of the financial statements of Government Capital Securities Corporation as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered Government Capital Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study (where applicable) of the practices and procedures (including tests of compliance with such practices and procedures) followed by Government Capital Securities Corporation that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-3; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial services relating to customer securities.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies:

Segregation of Accounting Duties – Because of the firm's small size, the firm's accounting function is outsourced and one individual is responsible for all accounting duties. This individual is experienced in all areas of accounting and is responsible for cash disbursements, payroll, accruals, all journal entries, and financial statement preparation. Additionally, all bank statements are received and reconciled by this same person. As mitigating controls to offset the inherent lack of segregation of accounting duties in such a small firm, the financial statements are reviewed twice per month (mid month and month end) by one of the firm's shareholders and once per month (month end) by the firm's independent Financial and Operations Principal ("FinOp"). Accruals and the Regulatory Net Capital calculation are also reviewed monthly by the registered FinOp. Although these timely and effective controls coupled with the firm's extremely low transaction volume serve to mitigate the likelihood of material errors, we recommend that the monthly bank reconciliation be reviewed by either the firm's President or independent FinOp.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Neal, P.C.

R.C. Neal, P.C.

Irving, Texas 75061
February 17, 2011

3208 N O'Connor Rd. · Irving, Texas 75062 · (972) 259-5757